Exhibit 99.1
SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCES
NEW SALES VICEPRESIDENT
Mexico City, Mexico, D.F. October 5, 2011 — Satélites Mexicanos, S.A. de C.V. (“Satmex”) announces that on October 1st, 2011, Mr. Javier Recio joined the company as its Sales Vice President.
Mr. Recio has more than 17 years of experience in the Latin American telecommunications market and year-over-year portfolio of business development success with international and domestic experience in engineering, operations, sales management, project development and customer relations.
Mr. Recio has developed his professional career with Americatel Corporation, PanAmSat Corporation, as well as with Intelsat Corporation (which adquired PanAmSat Corporation) and, since 2006, served as its Managing Sales Director for Latin America.
“We are very pleased to announce the addition of Javier Recio to Satmex ´s team. We are confident in the skills and experience he brings to our sales force and of the many benefits he offers our current and future customers. Javier’s extensive experience will also be an advantage for Satmex as expand our fleet with the upcoming launch of SatMex 8 and position the company for future growth throughout the Americas”, said Mr. Patricio Northland, CEO of the Company.
About Satmex
Satélites Mexicanos, S.A. de C.V. is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve our entire coverage footprint utilizing a single satellite connection.
Safe Harbor and Forward-Looking Statements
This press release contains forward-looking statements. All forward-looking statements reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of this date.
Contact:

Satélites Mexicanos, S.A. de C.V.
Pablo Manzur Bernabéu, +52 (55) 2629 5800